October 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman, Daniel Gordon

Re:	PureTech Health plc

Form 20-F for the fiscal year ended December 31, 2023

Filed April 25, 2024

File No. 001-39670

Dear Mr. Wyman and Mr. Gordon:

On behalf of PureTech Health plc (the “Group,” “we,” or “our”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 17, 2024, concerning the Group’s Form 20-F for the fiscal year ended December 31, 2023, filed with the Commission on April 25, 2024.

To assist your review, the text of the Staff’s comments is presented in italics below.

Form 20-F for the fiscal year ended December 31, 2023

Notes to Consolidated Financial Statements

Note 5. Investments at Fair Value, page F-22

1.

In 2023, you recognized a $61.7 million gain upon deconsolidation of Vedanta and a $27.2 gain upon deconsolidation of Sonde in 2022. Please provide an analysis supporting these loss-of-control conclusions, including your consideration of Vedanta’s issuance of convertible debt and Sonde’s issuance of Series B preferred shares. Also, provide detailed calculations supporting these deconsolidation gains, including key assumptions used to determine fair value of your retained investment and a description and quantification of specific assets and liabilities for Vedanta and Sonde prior to their deconsolidation. In this regard, explain how you identified and valued assets and liabilities to be deconsolidated with Vedanta and Sonde, and describe assets or liabilities associated with these entities that remained in your consolidation (as applicable). Refer us to the technical guidance upon which you relied. In addition, explain the impact on your ongoing assessments of “power to control” and “significant influence” from contractual arrangements and financing arrangements with these Founded Entities following their deconsolidation. Revise your disclosure accordingly.

Response: As disclosed in Note 1, Material Accounting Policies, (Note 1), to our consolidated financial statements, if the power to control the investee exists, the Group consolidates the financial statements of the investee into its consolidated financial statements. We include the following disclosure in Note 1:

The Group considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Group, etc. If the power to control the investee exists, it consolidates the financial statements of such investee in the Consolidated Financial Statements of the Group. Upon issuance of new shares in an investee and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest, revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated.

We acknowledge the Staff’s comment and note that there are several sub-questions embedded within this particular comment from the Staff on our deconsolidation of Vedanta Biosciences, Inc. (Vedanta) in 2023 and Sonde Health, Inc. (Sonde) in 2022. For the sake of clarity, we respectfully advise the Staff that we have responded below to each sub-question separately for each deconsolidation.

Vedanta Biosciences, Inc (Vedanta)

a)	Please provide an analysis supporting these loss-of-control conclusions, including your consideration of Vedanta’s issuance of convertible debt.

In accordance with International Financial Reporting Standards (IFRS) 10, Consolidated Financial Statements, (IFRS 10), paragraph 7, an investor controls an investee if and only if the investor has all of the following: (a) power over the investee, (b) exposure or rights to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns.

Paragraph 10 of IFRS states that an investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns. In accordance with paragraph B3 of IFRS 10, the Group considered the purpose and design of the investee to identify, (a) what the relevant activities are, (b) how decisions about those activities are made, (c) who has the current ability to direct the relevant activities and (d) who receives the returns from those activities.

Vedanta is a clinical stage biopharmaceutical company pioneering the development of oral therapies that modulate the human microbiome to treat disease. The relevant activities of Vedanta include performing research and development to advance its scientific programs which include, among others, product candidates for C. difficle infection and inflammatory bowel disease, making decisions about whether to move forward with the development of a scientific or clinical program, as well as obtaining funding to advance its programs. The key decisions about the relevant activities are made by Vedanta’s Board of Directors with each board member having one vote. As a majority vote is required for a decision to be made on the relevant activities, an investor would need to therefore control the majority of the board of directors in order to control Vedanta’s relevant activities. The composition of Vedanta’s Board of Directors is determined by Vedanta’s Amended and Restated Investor Rights Agreement dated March 1, 2023 by and among Vedanta Biosciences, Inc and the investors and noteholders party thereto (the Investor Rights Agreement.)

As of December 31, 2022, the Group controlled six out of eight seats on Vedanta’s Board of Directors which gave it the power to direct Vedanta’s relevant activities. As disclosed in Note 5, Investments Held at Fair Value, Vedanta issued convertible debt to a syndicate of investors on March 1, 2023, and amended its Investor Rights Agreement to grant the convertible debt holders representation on Vedanta’s Board of Directors. This change in the Investor Rights Agreement and the composition of the Vedanta Board of Directors resulted in the Group losing control of the Vedanta Board of Directors. As of March 1, 2023, the Group held two out of nine seats on Vedanta’s Board of Directors and could appoint two additional individuals to the Vedanta Board of Directors. Therefore, the Group’s maximum representation on the Vedanta Board of Directors could be four out of eleven board seats.

On March 1, 2023, we concluded that the Group no longer had the power to direct the relevant Vedanta activities because the relevant activities of Vedanta are directed by Vedanta’s Board, and the Group no longer controls the Vedanta Board of Directors.

To further support our conclusion that we no longer had the power to direct the relevant Vedanta activities as of March 1, 2023, we performed the following assessment at the time of deconsolidation:

•

We considered the guidance in paragraph B14 and B15 of IFRS 10, which states that to have power over an investee, an investor must have existing rights that give the investor the current ability to direct the relevant activities. Examples of rights that, either individually, or in combination, can give an investor power include, but are not limited to (a) rights in the form of voting rights, (b) rights to appoint, reassign or remove members of an investee’s key management personnel who have the ability to direct the relevant activities; (c) rights to appoint or remove another entity that directs the relevant activities; (d) rights to direct the investee to enter into, or veto any changes to, transactions for the benefit of the investor, and other rights (such as decision-making rights specified in a management contract) that give the holder the ability to direct the relevant activities. The key decisions on the relevant Vedanta activities are made by the Vedanta Board of Directors. Our voting rights are not sufficient to provide us with the power to direct the relevant activities as we do not control the Vedanta Board of Directors. We also do not have the ability to unilaterally appoint, reassign or remove members of Vedanta management or any individuals who comprise the Board of Directors. We cannot solely direct Vedanta to enter into, or veto, any changes to transactions for our benefit and there are no contractual agreements that provide us with decision making rights that give us the ability to direct the relevant activities of Vedanta.

•

We also considered the guidance in paragraph B38 of IFRS 10 which states that an investor can have power even if it holds less than a majority of the voting rights of an investee. An investor can have power with less than a majority of the voting rights of an investee through: (a) a contractual arrangement between the investor and other vote holders, (b) rights arising from other contractual arrangements, (c) the investor’s voting rights, (d) potential voting rights, or (e) a combination of (a)-(d). We do not have any contractual agreements that enable us to control sufficient votes held by other investors to provide us with power over the relevant Vedanta activities. There are no contractual agreements that provide us with decision making rights that give us the ability to direct the relevant Vedanta activities. For example, Vedanta has its own arrangements in place to perform research and development activities on its scientific programs and does not use the Group to perform any of its research and development activities. Our voting rights are not sufficient to provide us with power to unilaterally direct the relevant activities as we do not have control of the Vedanta Board of Directors. We also do not hold any substantive potential voting rights and there is no combination of voting rights and potential voting rights that provide us with control of the Vedanta Board of Directors or the power to direct the relevant activities of Vedanta as of March 1, 2023.

•

Finally, we considered whether we have de-facto control as defined in the IFRS literature, which refers to when an investor has power over an investee, even if the investor does not own a majority of the shares. This can occur when an investor has the ability to direct the investee’s activities even if the investor has less than 50% of the voting shares. We concluded that we do not have de-facto control of Vedanta as the Investor Rights Agreement stipulates that the relevant activities of Vedanta are directed by Vedanta’s Board of Directors which we do not control. In Note 1 to our consolidated financial statements, on Page F-11, we disclosed our evaluation and conclusion of de-facto control related to Vedanta.

Based on our overall assessment of all the relevant facts, we concluded that we do not have the power to direct the relevant activities at Vedanta as of March 1, 2023. Therefore, we deconsolidated Vedanta from our consolidated financial statements on March 1, 2023.

b)

Also, provide detailed calculations supporting the Vedanta deconsolidation gain of $61.7 million, including key assumptions used to determine fair value of your retained investment and a description and quantification of specific assets and liabilities for Vedanta prior to the deconsolidation. In this regard, explain how you identified and valued assets and liabilities to be deconsolidated with Vedanta, and describe assets or liabilities associated with Vedanta that remained in your consolidation (as applicable). Refer us to the technical guidance upon which you relied.

In accordance with paragraph B98 of IFRS 10, when the Group lost control of Vedanta, the Group derecognized the assets and liabilities of Vedanta at their carrying amounts (B98(a)(i)) and derecognized the carrying amount of non-controlling interest at the date when control is lost (B98(a)(ii)). The Group also recognized the investment it retained in Vedanta at fair value when control is lost (B98(b)(iii)) and recognized any resulting difference as a gain or loss (B98(d)).

The events that caused the Group to lose control of Vedanta did not result in the Group receiving any consideration (B98(b)(i)) nor involve a distribution of shares of Vedanta to owners (B98(b)(ii)). Also, there were no amounts previously recognized in other comprehensive income in relation to Vedanta (B98(c)).

A detailed calculation supporting the gain recognized on the deconsolidation of Vedanta, including a description and quantification of the specific assets and liabilities of Vedanta, which is consistent with the information disclosed on page F-10 of our Form 20-F, is provided in the table below.

IFRS 10 guidance		$000s	$000s
B98(a)(i)	Derecognize total assets and liabilities of the subsidiary at their carrying amounts at the date when control was lost:
	Cash and cash equivalents	(13,784)
	Trade and other receivables	(702)
	Prepaid assets	(3,516)
	Property, plant and equipment, net	(8,092)
	Right of use asset, net	(2,477)
	Trade and other payables	15,078
	Deferred revenue	1,902
	Lease liabilities (including current portion)	4,146
	Long-term loan (including current portion)	15,446
	Subsidiary preferred shares	24,568
	Other assets and liabilities, net	(323)
	Sub-total (net liabilities)		32,246
B98(a)(ii)	Derecognize the carrying amount of non-controlling interest		9,085
B98(b)(iii)	Recognize at fair value the investment retained in Vedanta convertible preferred shares		20,456

B98(d)	Gain on deconsolidation of Vedanta		61,787

The specific assets and liabilities for Vedanta prior to the deconsolidation are included in the table above. Prior to deconsolidation, we maintained a separate ledger in our accounting and financial reporting system that contained the assets and liabilities of Vedanta. As a result, the process of identifying the assets and liabilities to be deconsolidated, as of the date of deconsolidation, was straightforward and involved limited judgment.

On the date of deconsolidation, the Group derecognized the assets and liabilities of Vedanta at their carrying amounts except for the subsidiary preferred share liability, which represents shares of Vedanta’s convertible preferred stock issued to third parties. The subsidiary preferred share liability is recognized at fair value in accordance with IFRS 9, Financial Instruments and was remeasured prior to deconsolidation.

To assist us in the determination of the fair value of the subsidiary preferred share liability and our retained investment in Vedanta’s convertible preferred shares, we engaged an independent third-party valuation firm. The valuation method and assumptions used to determine the fair value of the subsidiary preferred share liability and our retained investment in Vedanta’s convertible preferred shares is similar as both the subsidiary preferred share liability and our investment in Vedanta’s convertible preferred shares represent investments in Vedanta’s convertible preferred stock. The methodology used to determine the fair value was a market back solve methodology that leveraged a Monte Carlo simulation utilizing significant unobservable inputs, including the equity value of Vedanta, assumed time to liquidity, and assumed volatility. As the assumptions used and related sensitivities are substantially similar on both the date of deconsolidation and December 31, 2023, we disclosed these significant assumptions and the sensitivity range for each assumption in Note 18, Financial Instruments, on Page F-42 of our Form 20-F.

c)

In addition, explain the impact on your ongoing assessments of “power to control” and “significant influence” from contractual arrangements and financing arrangements with Vedanta following its deconsolidation.

In accordance with paragraph 8 of IFRS 10, an investor shall consider all facts and circumstances when assessing whether it controls an investee. The investor shall reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

We perform an ongoing assessment to reassess if we have the power to control Vedanta if facts and circumstances indicate there is a change to one or more of the three elements of control. In April 2023, following the deconsolidation of Vedanta from our consolidated financial statements, Vedanta closed the second tranche of its convertible debt offering for additional proceeds of $18.0 million, of which $5.0 million was invested by the Group.

Through our execution of a Secured Convertible Promissory Note Purchase Agreement with Vedanta for $5.0 million, we own a secured convertible promissory note (the Note) that, if converted, would provide the Group with additional preferred or common shares of Vedanta. The Note is automatically converted upon a qualified equity financing in which Vedanta sells and issues shares of preferred stock resulting in aggregate gross proceeds received of at least $75.0 million (a Qualified Financing). If Vedanta consummates an equity financing which is not a Qualified Financing, the outstanding Note, upon written election of the Lead Investor Majority (which does not include the Group) would be converted into the shares of Vedanta capital stock sold and issued to the investors (Non-Qualified Equity Financing).

Our participation in Vedanta’s convertible debt offering represents an immaterial portion of the total offering as we did not participate in the closing of the first tranche which occurred in March 2023. The conversion of the Note is dependent on the Group electing to convert the Note at maturity or Vedanta obtaining a Qualified Financing or Non-Qualified Equity Financing. If our Note is converted at our own election, the increase in the Group’s ownership percentage would be small and the Group’s ownership percentage would remain below 50%. If our Note is converted due to Vedanta obtaining a Qualified Financing or Non-Qualified Equity Financing, the Group’s ownership percentage would significantly decrease (assuming PureTech did not participate in the Qualified or Non-Qualified Financing event). Therefore, our participation in the second closing of Vedanta’s convertible debt offering did not change our conclusion that the Group does not control Vedanta nor does the Group have the power to control the relevant Vedanta activities.

The Group has not executed any other contractual arrangement or financing arrangement with Vedanta since Vedanta was deconsolidated from our consolidated financial statements on March 1, 2023. There have also been no amendments to the Investor Rights Agreement or the Secured Convertible Promissory Note Purchase Agreement since March 1, 2023.

d)	Revise your disclosure accordingly.

We acknowledge the Staff’s comment to revise our disclosure. As indicated in our response above, we respectively advise the Staff that the information required to be disclosed for our deconsolidation of Vedanta has been disclosed in various places within our consolidated financial statements and footnotes within Form 20-F. Upon reflection of the Staff’s comment, to further enhance our disclosure, we will include, in future annual filings, starting with our Form 20-F for the year ended December 31, 2024, a separate footnote in our consolidated financial statements for the deconsolidation of a subsidiary which will put the applicable disclosures within an individual footnote and/or clearly reference other footnotes, if applicable. We expect our disclosure to be similar to what is presented below:

Note [ ] Gain/(loss) on deconsolidation of subsidiary

Upon the Group losing control over a subsidiary, the assets and liabilities of the subsidiary are derecognized along with any related non-controlling interest. Any interest that the Group retains in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the consolidated statement of comprehensive income/(loss).

Vedanta

On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta’s Board of Directors and the Group lost control over the Vedanta Board of Directors, which is the governance body that has the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 from the Group’s consolidated financial statements. The results of Vedanta’s operations are included in the Group’s consolidated financial statements through the date of deconsolidation.

Following deconsolidation, the Group has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta’s Board of Directors. The Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such are accounted for under IFRS 9, Financial Instruments, (IFRS 9) as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the Group’s preferred share investment is categorized as a debt instrument that is presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20,456.

	$000s	$000s
Derecognition of the total assets and liabilities of Vedanta at their carrying amounts as of the date of deconsolidation:
Cash and cash equivalents	(13,784)
Trade and other receivables	(702)
Prepaid assets	(3,516)
Property, plant and equipment, net	(8,092)
Right of use asset, net	(2,477)
Trade and other payables	15,078
Deferred revenue	1,902
Lease liabilities (including current portion)	4,146
Long-term loan (including current portion)	15,446
Subsidiary preferred shares	24,568
Other assets and liabilities, net	(323)
Sub-total (net liabilities)		32,246
Derecognition of the carrying amount of non-controlling interest		9,085
Recognition of the investment retained in Vedanta convertible preferred shares		20,456

Gain on deconsolidation of Vedanta		61,787

At December 31, 2024 and 2023, the Group’s investment in Vedanta convertible preferred shares is held at fair value of $X and $14,153, respectively, and categorized as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Group’s investment in the convertible preferred shares of Vedanta and the sensitivity of the fair value measurement to changes in these significant unobservable inputs are disclosed in Note 18, Financial Instruments.

Sonde Health, Inc (Sonde)

a)	Please provide an analysis supporting these loss-of-control conclusions, including your consideration of Sonde’s issuance of Series B preferred shares.

In accordance with International Financial Reporting Standards (IFRS) 10, Consolidated Financial Statements, (IFRS 10), paragraph 7, an investor controls an investee if and only if the investor has all of the following: (a) power over the investee, (b) exposure or rights to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Paragraph 10 of IFRS states that an investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns. In accordance with paragraph B3 of IFRS 10, the Group considered the purpose and design of the investee to identify, (a) what the relevant activities are; (b) how decisions about those activities are made; (c) who has the current ability to direct the relevant activities and (d) who receives the returns from those activities.

Sonde is developing a voice-based artificial intelligence platform that detects changes in the sound of voice that are linked to health conditions such as depression, anxiety and respiratory diseases, to provide health tracking and monitoring. The relevant activities of Sonde include performing research and development to develop its platform, making go/no go decisions about whether to move forward with the development of its platform, as well as obtaining funding to advance its platform. The key decisions about the relevant activities are made by Sonde’s Board of Directors with each board member having one vote. As a majority vote is required for a decision to be made on the relevant activities, an investor would need to control the majority of the board of directors, in order to control Sonde’s relevant activities. The composition of Sonde’s Board of Directors is determined by its Amended and Restated Voting Agreement, dated May 25, 2022, by and among Sonde Health Inc and the stockholders party thereto (the Voting Agreement.)

As of December 31, 2021, the Group’s ownership interest in Sonde was 51.8% and the Group controlled four out of six seats on Sonde’s Board of Directors which gave it the power to direct Sonde’s relevant activities. As disclosed in Note 5, Investments Held at Fair Value, Sonde completed a Series B preferred stock financing on May 25, 2022, and amended the Voting Agreement to grant the Series B preferred stockholders’ representation on Sonde’s Board of Directors. As a result of the Series B preferred stock financing, the Group’s ownership interest was reduced below 50% and the change in the composition of the Sonde Board of Directors resulted in the Group losing control over the Sonde Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. As of May 25, 2022, the Group controlled two out of six seats on Sonde’s Board of Directors.

On May 25, 2022, we concluded that the Group no longer had the power to direct the relevant Sonde activities because the relevant activities of Sonde are directed by Sonde’s Board of Directors, the Group’s ownership interest was reduced below 50% and the Group no longer controls the Sonde Board of Directors. To further support our conclusion that we no longer had the power to direct the relevant Sonde activities as of May 25, 2022, we performed the following assessment at the time of deconsolidation:

We considered the guidance in paragraph B14 and B15 of IFRS 10, which states that to have power over an investee, an investor must have existing rights that give the investor the current ability to direct the relevant activities. Examples of rights that, either individually, or in combination, can give an investor power include, but are not limited to (a) rights in the form of voting rights, (b) rights to appoint, reassign or remove members of an investee’s key management personnel who have the ability to direct the relevant activities; (c) rights to appoint or remove another entity that directs the relevant activities; (d) rights to direct the investee to enter into, or veto any changes to, transactions for the benefit of the investor, and other rights (such as decision-making rights specified in a management contract) that give the holder the ability to direct the relevant activities. The key decisions on the relevant Sonde activities are made by the Sonde Board of Directors. Our voting rights are not sufficient to provide us with the power to direct the relevant Sonde activities as we do not control the Sonde Board of Directors. We also do not unilaterally have the ability to appoint, reassign or remove members of Sonde management or any individuals who comprise the Board of Directors. We cannot solely direct Sonde to enter into, or veto, any changes to transactions for our benefit and there are no contractual agreements that provide us with decision making rights that give us the ability to direct the relevant activities of Sonde.

•

We also considered the guidance in paragraph B38 of IFRS 10 which states that an investor can have power even if it holds less than a majority of the voting rights of an investee. An investor can have power with less than a majority of the voting rights of an investee through: (a) a contractual arrangement between the investor and other vote holders, (b) rights arising from other contractual arrangements, (c) the investor’s voting rights, (d) potential voting rights, or (e) a combination of (a)-(d). We do not have any contractual agreements that enable us to control sufficient votes held by other investors to provide us with power over the relevant Sonde activities. There are no contractual agreements that provide us with decision making rights that give us the ability to direct the relevant activities of Sonde. For example, Sonde has its own arrangements in place to perform research and development activities on its platform and does not use the Group to perform any of its research and development activities. Our voting rights are not sufficient to provide us with power to direct the relevant activities as we cannot direct the relevant activities unilaterally given we do not control the Sonde Board of Directors. We do not hold any potential voting rights and there is no combination of voting rights and potential voting rights that provide us with control of the Sonde Board of Directors or the power to direct the relevant activities of Sonde.

•

Finally, we considered whether we have de-facto control as defined in the IFRS literature, which refers to when an investor has power over an investee, even if the investor does not own a majority of the shares. This can occur when an investor has the ability to direct the investee’s activities even if the investor has less than 50% of the voting shares. We concluded that we do not have de-facto control of Sonde as the Voting Agreement stipulates that the relevant activities of Sonde are directed by Sonde’s Board of Directors which we do not control.

Based on our overall assessment of all the relevant facts, we concluded that we do not have the power to direct the relevant activities at Sonde as of May 25, 2022. Therefore, we deconsolidated Sonde from our consolidated financial statements on May 25, 2022.

b)

Also, provide detailed calculations supporting the Sonde deconsolidation gain of $27.2 million, including key assumptions used to determine fair value of your retained investment and a description and quantification of specific assets and liabilities for Sonde prior to the deconsolidation. In this regard, explain how you identified and valued assets and liabilities to be deconsolidated with Sonde, and describe assets or liabilities associated with Sonde that remained in your consolidation (as applicable). Refer us to the technical guidance upon which you relied.

In accordance with paragraph B98 of IFRS 10, when the Group lost control of Sonde, the Group derecognized the assets and liabilities of Sonde at their carrying amounts (B98(a)(i)) and derecognized the carrying amount of non-controlling interest at the date when control is lost (B98(a)(ii)). The Group also recognized the investment it retained in Sonde at fair value when control is lost (B98(b)(iii)) and recognized any resulting difference as a gain or loss (B98(d)).

The events that caused the Group to lose control of Sonde did not result in the Group receiving any consideration (B98(b)(i)) nor involve a distribution of shares of Sonde to owners (B98(b)(ii)). Also, there were no amounts previously recognized in other comprehensive income in relation to Sonde (B98(c)).

A detailed calculation supporting the gain recognized on the deconsolidation of Sonde, including a description and quantification of the specific assets and liabilities of Sonde, which is consistent with the information disclosed on page F-10 of our Form 20-F, is provided in the table below.

IFRS 10 reference		$000s	$000s
B98(a)(i)	Derecognize total assets and liabilities of the subsidiary at their carrying amounts at the date when control was lost:
	Cash and cash equivalents	(479)
	Trade and other payables	1,407
	Subsidiary notes payable	3,403
	Subsidiary preferred shares	15,853
	Other assets and liabilities, net	123
	Sub-total net liabilities		20,307
B98(a)(ii)	Derecognize the carrying amount of non-controlling interest		(11,904)
B98(b)(iii)	Recognize investment retained in deconsolidated subsidiary at fair value:		18,848

B98(d)	Calculated gain on deconsolidation of Sonde		27,251

The specific assets and liabilities for Sonde prior to the deconsolidation are included in the table above. Prior to deconsolidation, we maintained a separate ledger in our accounting and financial reporting system that contained the assets and liabilities of Sonde. As a result, the process of identifying the assets and liabilities to be deconsolidated, as of the date of deconsolidation, was straightforward and involved limited judgment.

On the date of deconsolidation, the Group derecognized the assets and liabilities of Sonde at their carrying amounts except for the subsidiary preferred share liability which represents shares of Sonde’s convertible preferred stock issued to third parties. The subsidiary preferred share liability is recognized at fair value in accordance with IFRS 9, Financial Instruments and was remeasured prior to deconsolidation.

To assist us in the determination of the fair value of the subsidiary preferred share liability and our retained investment in Sonde’s Series A-1, A-2 and B convertible preferred shares (Sonde’s convertible preferred shares), we engaged an independent third-party valuation firm. The valuation method and assumptions used to determine the fair value of the subsidiary preferred share liability and our retained investment in Sonde’s convertible preferred shares is similar as both the subsidiary preferred share liability and our investment in Sonde’s convertible preferred shares represent investments in Sonde’s convertible preferred shares. The methodology used to determine the fair value was a market back solve methodology and option pricing model which used significant unobservable inputs, including the equity value of Sonde, assumed time to liquidity, and assumed volatility. As the assumptions used and related sensitivities are substantially similar on both the date of deconsolidation and December 31, 2022, we disclosed these significant assumptions and the sensitivity range for each assumption in Note 16, Financial Instruments, on Page F-40 of our Form 20-F for the fiscal year ended December 31, 2022.

c)

In addition, explain the impact on your ongoing assessments of “power to control” and “significant influence” from contractual arrangements and financing arrangements with Sonde following its deconsolidation.

In accordance with paragraph 8 of IFRS 10, an investor shall consider all facts and circumstances when assessing whether it controls an investee. The investor shall reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

We perform an ongoing assessment to reassess if we have the power to control Sonde if facts and circumstances indicate there is a change to one or more of the three elements of control.

The Group has not executed any contractual arrangement or financing arrangement with Sonde since Sonde was deconsolidated from our consolidated financial statements on May 25, 2022. There have also been no amendments to the Voting Agreement since May 25, 2022.

d)	Revise your disclosure accordingly.

We acknowledge the Staff’s comment to revise our disclosure. As indicated in our response above, we respectively advise the Staff that the information required to be disclosed for our deconsolidation of Sonde has been disclosed in various places within consolidated financial statements and footnotes within our Form 20-F. Upon reflection of the Staff’s comment, to further enhance our disclosure, we will include, in future annual filings starting with our Form 20-F for the year ended December 31, 2024, a separate footnote in our consolidated financial statements for the deconsolidation of subsidiary which will put the applicable disclosures within an individual footnote and/or clearly reference other footnotes, if applicable. We expect our disclosure to be similar to what is presented below:

Sonde

On May 25, 2022, Sonde completed a Series B preferred share financing and amended its Voting Agreement to grant the Series B preferred stockholders’ representation on Sonde’s Board of Directors. As a result of the Series B preferred share financing, and the amendment to the Voting Agreement, the Group’s voting interest was reduced below 50% and the Group no longer controls Sonde’s Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. Consequently, the Group concluded that it lost control over Sonde and therefore Sonde was deconsolidated on May 25, 2022, from the Group’s consolidated financial statements. The results of Sonde’s operations are included in the Group’s consolidated financial statements through the date of deconsolidation.

Following deconsolidation, the Group has significant influence over Sonde through its voting interest in Sonde and its remaining representation on Sonde’s Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, Financial Instruments, (IFRS 9) as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Upon deconsolidation, the Group derecognized the assets, liabilities and non-controlling interest in respect of Sonde and recorded its aforementioned investment in Sonde at fair value. The deconsolidation resulted in a gain of $27,251. As of the date of deconsolidation, the investment in Sonde convertible preferred shares held at fair value amounted to $18,848.

	$000s	$000s
Derecognize total assets and liabilities of the subsidiary at their carrying amounts at the date when control was lost:
Cash and cash equivalents	(479)
Trade and other payables	1,407
Subsidiary notes payable	3,403
Subsidiary preferred shares and warrants	15,853
Other assets and liabilities, net	123
Sub-total net liabilities		20,307
Derecognize the carrying amount of non-controlling interest		(11,904)
Recognize investment retained in deconsolidated subsidiary at fair value:		18,848

Calculated gain on deconsolidation of Sonde		27,251

At December 31, 2024 and 2023, the Group’s investment in Sonde’s convertible preferred shares is held at fair value of $X and $10,408, respectively, and categorized as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Group’s investment in the convertible preferred shares of Sonde and the sensitivity of the fair value measurement to changes to these significant unobservable inputs are disclosed in Note 18, Financial Instruments.

Note 8. Operating Expenses, page F-29

2. Please provide a breakdown of research and development expenses by development project for each period presented, distinguishing between retained internal projects and those subject to partnered programs with Founded Entities. Ensure that your response addresses all research and development activities discussed in Key Performance Indicators on page 67 of your Annual Report. Revise your disclosure accordingly.

Response: Our key performance indicators (KPIs) measure our performance against our strategy. Our strategy as a clinical stage biotherapeutics company is dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. We execute our strategy by performing research and development (R&D) on our Wholly-Owned Programs (that is, our pipeline of therapeutic candidates that are owned entirely by us). Our strategy is also executed by Founded Entities (that is, companies founded by the Group in which we maintain an equity ownership interest). The R&D of the Founded Entities is based on therapeutic candidates or modalities initially identified by us which are now being advanced through the development process by the independent management teams of the Founded Entities.

As our strategy is focused on the performance of R&D to identify new classes of medicine, our KPIs are a quantifiable measure used to evaluate our performance against our strategy. Therefore, several of the KPIs disclosed on Page 67 of our Annual Report are focused on R&D. To evaluate our performance against our strategy, we are focused on the advancement of therapeutic candidates through the development process of both the Wholly-Owned Programs and the Founded Entities. Our KPIs include the achievements of Founded Entities, even when we no longer control the Founded Entity, or consolidate the financial results of the Founded Entity into our financial statements, because the achievement of the Founded Entity is relevant to our business and information that our investors and stakeholders find beneficial. Therefore, the numerical KPIs disclosed on Page 67 of the Annual Report include the performance of both the Wholly-Owned Programs and Founded Entities. We have also disclosed under the “Progress” heading for each KPI the individual performance of the Wholly-Owned Program and Founded Entities. To explain this in more detail using the number of clinical trial readouts KPI as an example, there were a total of five clinical trial readouts in 2023 of which we completed one clinical trial (Wholly-Owned Program), Akili (Founded Entity) completed two clinical trials and Karuna (Founded Entity) completed two clinical trials in 2023.

The research and development expense recognized in our consolidated statement of comprehensive income/(loss) includes the research and development expense associated with our Wholly-Owned Programs and includes research and development expenses for our Founded Entities if they are consolidated in our financial statements. We acknowledge the Staff’s comment to provide a breakdown of research and development expense by development project for each period presented, and respectfully advise the Staff that we believe that our disclosure in our consolidated financial statements in Note 8, Operating Expenses, is in accordance with the requirements of International Accounting Standards (IAS) 1, Presentation of Financial Statements.

In accordance with paragraph 99 of IAS 1, the Group presents an analysis of expenses recognized in our consolidated statement of comprehensive income/(loss) using a classification based on their function (that is, general and administrative expenses and research and development expenses). We believe such a classification provides more relevant information to users of the financial statements than the classification of expenses by nature as well as information that is reliable, and consistent with industry practice. Furthermore, given that the Group classifies expenses by function, the Group discloses, in accordance with paragraph 104 of IAS 1, in Note 8, Operating Expenses, additional information on the nature of expenses, including depreciation, amortization and employee benefits expense (which we refer to as “total payroll costs”).

As disclosed in Note 1, the Group’s expenditures on research and development activities are recognized as incurred and there is no difference in the recognition of R&D expenses between Wholly Owned Programs and Controlled Founded Entities. Therefore, based on the guidance in IAS 1, we do not believe it is necessary to provide any additional specific disclosures on research and development expenses incurred by development program within the notes to our consolidated financial statements.

In response to the Staff’s request, we have provided a breakdown of research and development expenses by development project for each period presented, distinguishing between retained internal projects (which we refer to as Wholly-Owned Programs) and those development projects that are being developed by a subsidiary over which the Group has control (which we refer to as Controlled Founded Entities).

We acknowledge the Staff’s reference to “partnered programs” and respectfully advise the Staff that the Group has not entered into any agreement with any of the Founded Entities to advance any programs, nor does the Group perform any research and development activities on behalf of any Founded Entity and as such there are no partnered programs with Founded Entities.

In response to the Staff’s comment and to further enhance our disclosures in future filings beginning with our Form 20-F for the period ended December 31, 2024, the Group will include, within Item 5 of its Form 20-F, a breakdown of research and development expenses by main development project for each period presented, distinguishing between Wholly-Owned Programs and Controlled Founded Entities. We expect our disclosure to be similar to what is presented below:

(All amounts in thousands)	2023	2022	2021
Direct research and development expenses
LYT-100 Wholly-Owned Program	37,230	48,867	20,661
LYT-200 Wholly-Owned Program(1)	8,792	7,546	6,518
LYT-300 Wholly-Owned Program(2)	8,843	14,714	8,818
Other Wholly-Owned Research Activities (3)	7,816	9,272	5,073
Controlled Founded Entities Programs (4)	1,974	9,668	15,523
Indirect unallocated research and development expenses
External services	4,783	16,085	17,955
Payroll costs	21,102	36,320	28,950
Facilities and other expenses	5,695	9,960	6,973

Total research and development expenses	96,235	152,433	110,471

(1)	LYT-200 will be advanced by Gallop Oncology.
(2)	LYT-300 is being advanced by Seaport Therapeutics, Inc.
(3)

Other Wholly-Owned Research Activities include costs for the following programs: LYT-210, LYT-310, LYT-320, LYT-500, LYT-503, LYT-510. LYT-210 will be advanced by Gallop Oncology. LYT-310 and LYT-320 are being advanced by Seaport Therapeutics, Inc.

(4)	This category represents program costs of Controlled Founded Entities that are consolidated within our financial statements during the relevant periods.

Please do not hesitate to email me at bc@puretechhealth.com with any questions or further comments you may have regarding our responses or if you wish to discuss any of them.

Sincerely,

/s/ Bharatt Chowrira
Bharatt Chowrira Chief Executive Officer